EXHIBIT 99.1

Student Transportation Inc. Delivers 95th Consecutive Monthly Dividend

BARRIE, Ontario, Dec. 18, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, announced today that it has issued and paid its 95th consecutive monthly cash dividend since its initial public offering in December 2004. STI is completing its eighth year as a public company and is listed on the Toronto Stock Exchange and the NASDAQ Global Select Market. The common shares currently have a C$0.56 annual dividend per share paid monthly.

Earlier today, STI announced its subsidiary Student Transportation of America, Inc. (STA) has secured the largest transportation agreement in its history to serve the Omaha and Millard Public Schools in Nebraska. The contract will provide approximately 530 vehicles, including over 400 new fuel-efficient propane-powered vehicles. As part of it's over 9300 vehicles in service, the company currently operates several hundred propane powered vehicles in California and Minnesota. The Company said it has extensive availability under its credit agreements as well as low cost leasing available to fund growth for fiscal 2014.

STI designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada. These dividends should be considered "qualified dividends" from a U.S. tax perspective under Section 1(h)(11) of the Internal Revenue Code of 1986, as amended, subject to the shareholder meeting and the holding period requirement to claim the qualified dividend treatment.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,300 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com